UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C.

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Northsight Capital, Inc

(Name of Issuer)

Common Stock

(Title of Class of Securities)

66702 Q 203

(CUSIP Number)

John G. Nossiff, Esq.

The Nossiff Law Firm LLP

300 Brickstone Sq., St 201

Andover, MA 01810

(978) 409 2648

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 20, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 66702 Q 203
1.	Names of Reporting Persons John Lemak
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC of Sandor Capital Master Fund
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 37,380,305
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 37,380,305
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,380,305 (includes right to acquire 10,130,285 shares pursuant to currently exercisable warrants)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 29.2%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 66702 Q 203
1.	Names of Reporting Persons Sandor Capital Master Fund
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 37,380,305
8.	Shared Voting Power: 0
9.	Sole Dispositive Power: 37,380,305
10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,380,305 (includes right to acquire 10,130,285 shares pursuant to currently exercisable warrants)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 29.2%
14.	Type of Reporting Person (See Instructions) PN

Item 1.Security and Issuer

Common Stock, $.0001 par value

Northsight Capital, Inc.

7580 E Gray Rd., Ste 103

Scottsdale, AZ 85260

Item 2.Identity and Background

(a) Through (e)

Sandor Capital Master Fund is the record owner of the shares and warrants. John Lemak is the General Partner of Sandor Capital Master Fund.

Sandor Capital Master Fund is a hedge fund located at 2828 Routh St., St. 500, Dallas, TX 75201, and was organized in the State of Texas.

John Lemak is a US citizen whose address is 4410 Bordeaux Avenue, Dallas, TX 75205. Mr. Lemak is the General Partner of Sandor Capital Master Fund, in which capacity, he manages the fund’s assets and day to day business activities. Sandor Capital Master Fund is a hedge fund located at 2828 Routh St., St. 500, Dallas, TX 75201, and was organized in the State of Texas.

Neither John Lemak nor Sandor Capital Master Fund has during the past 5 years been convicted in any criminal proceeding.

Neither John Lemak nor Sandor Capital Master Fund has during the past 5 years been subject to a civil or judicial proceeding as a result of which he/it was or is subject to a judgment or final order enjoining violations of the securities laws or finding any violation of such laws.

Item 3.Source and Amount of Funds or Other Consideration

Sandor Capital Master Fund originally expended an aggregate of $728,117 to purchase 24,750,020 shares of the issuer’s common stock and warrants to purchase 1,130,285 shares of such stock. Sandor Capital Master Fund used its own working capital to make these purchases. In addition, Sandor Capital Master Fund was issued an aggregate of 2,500,000 shares of common stock by the majority shareholder of the issuer in consideration of the investments it has made into the issuer. Sandor Capital Master Fund was also issued warrants to purchase an aggregate of 7,000,000 shares by the issuer in consideration of extending the maturity date of a loan. Between May 20, 2017 and October 3, 2017, an aggregate of 7,416,000 warrants expired unexercised. On October 16, 2017, the following transactions occurred: 714,285 warrants with an exercise price of $.25 per share, expiring October 27, 2017, were cancelled and replaced with a like number of warrants having an exercise price of $.10 per share, for a term of three years; 2,000,000 warrants with an exercise price of $.05 per share, expiring December 10, 2017, were cancelled and replaced with a like number of warrants at the same exercise price for a term of three years; 416,000 warrants were issued at an exercise price of $.10 per share for a term of three years; and 7,000,000 warrants were issued at an exercise price of $.05 per share for a term of three years. These new warrants were issued primarily in recognition of advances made by the reporting person to the issuer over several years.

Item 4(a)-(j)Purpose of Transaction

The reporting person acquired the securities for investment only.

Item 5.Interest in Securities of the Issuer

A.The following information is for each of Sandor Capital Master Fund and John Lemak, its General Partner

Amount: 37,380,305 (includes right to acquire 10,130,285 shares pursuant to currently exercisable warrants)

Percentage: 29.2%

B.Sole Voting Power: 37,380,305

Shared Voting Power: 0

Sole Dispositive Power: 37,380,305

Shared Dispositive Power: 0

C.Sandor Capital Master Fund has during the last sixty days acquired securities as follows: on October 16, 2017, 714,285 warrants with an exercise price of $.25 per share were cancelled and replaced with a like number of warrants having an exercise price of $.10 per share, for a term of three years; 2,000,000 warrants with an exercise price of $.05 per share, expiring December 10, 2017, were cancelled and replaced with a like number of warrants at the same exercise price for a term of three years; 416,000 warrants were issued at an exercise price of $.10 per share for a term of three years; and 7,000,000 warrants were issued at an exercise price of $.05 per share for a term of three years. These warrants were issued primarily in recognition of advances made by the reporting person to the issuer over several years.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In May and November 2015, Sandor Capital Master Fund loaned the Issuer’s controlling shareholder (and her spouse) $300,000 and $50,000, respectively. The repayment of this loan is secured by the shareholder’s pledge to Sandor Capital Master Fund of 29,951,265 shares of the issuer’s common stock.

Item 7.Material to Be Filed as Exhibits

Joint Filing Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 24, 2017
Date

Sandor Capital Master Fund, LP

/s/ John Lemak

By: John Lemak,

General Partner

/s/ John Lemak

John Lemak,

individually

Exhibit 1

JOINT FILING AGREEMENT

Schedule 13D

Each of the undersigned (John Lemak and Sandor Capital Master Fund, LP) does hereby agree that the Schedule 13D to which this Exhibit 1 is attached is being filed on his/her/its behalf.

Sandor Capital Master Fund, LP

/s/ John Lemak

By: John Lemak,

General Partner

/s/ John Lemak

John Lemak,

individually